UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	November 2006
Commission File Number:	000-49917
Attachments:

Certification of Interim Filings - CEO
Certification of Interim Filings - CFO
Unaudited Financial Statements for the period ended September 30, 2006
MD&A for the period ended September 30, 2006
News Release dated November 6, 2006

NEVADA GEOTHERMAL POWER INC.
(Translation of registrant's name into English)

900-409 Granville Street
Vancouver, British Columbia, Canada, V6C 1T2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x	Form 40-F ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ¨	No x

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEVADA GEOTHERMAL POWER INC.

/s/ Don J.A. Smith
Don J.A. Smith
Chief Financial Officer and Secretary

Date: January 5, 2007

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Form 52-109F2 - Certification of Interim Filings

I, Brian Fairbank, CEO, of Nevada Geothermal Power Inc., hereby certify that:

1.  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Nevada Geothermal Power Inc., (the issuer) for the interim period ending September 30, 2006;

2.  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.  The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:  November 28, 2006

“Brian Fairbank”
Brian Faribank
CEO

Form 52-109F2 - Certification of Interim Filings

I, Don Smith, CFO, of Nevada Geothermal Power Inc., hereby certify that:

1.  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Nevada Geothermal Power Inc. (the issuer) for the interim period ending September 30, 2006;

2.  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.  The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:  November 28, 2006

”Don Smith”
Don Smith
CFO

NEVADA GEOTHERMAL POWER INC.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

(UNAUDITED)

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	Sep. 30, 2006	June 30, 2006

ASSETS

Current Assets
Cash and cash equivalents	$8,497,900	$16,117,092
Amounts receivable	35,062	92,212
Marketable Securities	119,145	133,305
Prepaid expenses	114,254	24,436

	8,766,361	16,367,055

Capital assets (note 3)	30,429	30,746

Mineral Property Interests (note 4)	16,492,833	9,427,637

	$25,289,623	$25,825,438

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$1,651,353	$1,998,871

SHAREHOLDERS’ EQUITY

Share Capital (note 5)	28,639,671	28,591,656

Contributed Surplus (note 6)	2,375,878	2,375,310

Deficit	(7,377,279)	(7,140,399)

	23,638,270	23,826,567

	$25,289,623	25,825,438

Subsequent events (Note 9)

See accompanying notes to the consolidated financial statements

Approved by the Directors:

“Brian Fairbank”	“Domenic Falcone”

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

	Three Months Ended
	Sep. 30, 2006	Sep. 30, 2005

Operating Expenses
Accounting and audit	$11,000	15,900
Administration	41,488	16,527
Amortization	2,999	937
Consulting fees	62,628	20,245
Conventions and publishing	46,489	22,988
Foreign exchange loss	75,023	10, 310
Gain on sale of marketable securities	(11,330)	-
Investor relations	31,559	23,519
Insurance	17,514	12,500
Legal	9,340	7,207
News dissemination	4,721	3,334
Office expenses	13,384	7,840
Rent and telephone	15,337	10,768
Stock-based compensation	21,583	2,806
Transfer agent and regulatory fees	2,130	8,134
Travel and business development	36,692	21,528
Unrealized gain on marketable securities	-	(47,111)

	380,557	137,432

Other Income
Interest income	143,677	13,419

	143,677	13,419

Loss for the period	(236,880)	(124,013)

Deficit, beginning of period	(7,140,399)	(5,535,027)

Deficit, end of period	(7,377,279)	(5,659,040)

Basic and diluted loss per share	$(0.00)	$(0.004)

Weighted average number of shares issued and outstanding	53,214,671	31,494,744

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Three Months Ended
	Sep. 30, 2006	Sep. 30, 2005

Cash flows from (used in) operating activities
Loss for the year	$(236,880)	$(124,013)
Items not requiring (providing) cash:
Amortization	2,999	937
Gain on sale of securities	(11,330)	-
Unrealized gain on marketable securities	-	(47,111)
Stock-based compensation	21,583	2,806
Adjustments to reconcile net income (loss) to
net cash used in operation activities
Decrease (increase) in accounts receivable	57,150	(30,858)
(Decrease) increase in accounts payable	(347,518)	231,865
(Increase) decrease in prepaid expenses	(89,808)	11,454

	(603,804)	45,080

Cash flows used in investing activities
Mineral property interests	(7,065,196)	(214,261)
Proceeds from disposal of marketable securities	25,490	-
Acquisition of capital assets	(2,682)	(2,895)

	(7,042,388)	(217,156)

Cash flows from financing activities
Net proceeds from private placements	-	-
Options exercised	27,000	180,940
Warrants exercised	-	1,594,215

	27,000	1,775,155

Increase in cash and cash equivalents	(7,619,192)	1,603,079

Cash and cash equivalents, beginning of period	16,117,092	1,964,047

Cash and cash equivalents, end of period	$8,497,900	$3,567,126

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

(Unaudited)

1.  NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on April 13, 1995 under the laws of British Columbia. The Company shares are traded on the TSX Venture Exchange under the trading symbol NGP and on the OTC Bulletin Board in the United States.

The Company is in the process of exploring and evaluating its resource properties and has not yet determined whether these properties contain economically recoverable geothermal resources. The recoverability of the amounts shown for resource properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business. As at September 30, 2006, the Company has a working capital of $7,115,008, and has incurred losses totalling $7,377,279.

The Company’s ability to continue as a going concern is dependent upon successful completion of additional financing, and upon its ability to attain profitable operations. Management is confident that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving this objective.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses and other income and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could differ significantly from that for the going concern basis.

2.  SIGNIFICANT ACCOUNTING POLICIES

a)  These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of these financial statements is based on accounting polices and practices consistent with those used in the preparation of the Company’s audited annual consolidated financial statements. However, these interim financial statements do not contain all disclosures required by Canadian generally accepted accounting principles for audited financial statements. Therefore, these financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2006.

b)  Consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, Nevada Geothermal Power Company, incorporated in the State of Nevada, U.S.A., and Blue Mountain Power Company Inc., incorporated in the Province of British Columbia, Canada. All material inter-company balances and transactions have been eliminated.

Accounting for companies acquired by the purchase method of accounting include the operating results of those companies from the date of acquisition.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

(Unaudited)

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

c)  Resource Property Costs

Costs of acquisition and exploration of resource properties are capitalized on an area-of-interest basis. Amortization of these costs will be on a unit-of-production basis, based on estimated proven geothermal resources of the areas should such resources be found. If an area of interest is abandoned the costs thereof are charged to operations in the period of abandonment.

The Company does not accrue the estimated future costs of maintaining its resource interests in good standing. The amounts shown for resource properties and deferred exploration costs represent costs to date and do not necessarily reflect present or future values.

d)  Option Payments Received

Option payments received are treated as a reduction of the carrying value of the related resource properties and deferred exploration costs and the balance, if any, is taken into income in the period of receipt.

e)  Marketable Securities

Marketable securities in which the Company owns up to 20% of the issued common shares are accounted for at the lower of cost and market value. Marketable securities which are subject to a hold period in excess of one year are classified as long-term investments and recorded at cost, unless a permanent impairment in value has been determined, at which time they are written down to market value.

f)  Capital Assets and Amortization

Capital assets are recorded at cost and are depreciated over their useful lives by the declining balance method at the following annual rates:

Computer equipment	30%
Field equipment	30%
Office equipment	20%
Software	100%

g)  Impairment of Long-Lived Assets

The Company applies the Canadian Institute of Chartered Accountants Handbook Section 3063, “Impairment of Long-Lived Assets”, which addresses the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3063 requires that an impairment loss be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

(Unaudited)

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

g)  Impairment of Long-Lived Assets (con’td)

its fair value. The Company has determined there is no impact on its results of operations and financial position.

h)  Stock Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870 — “Stock Based Compensation and Other Stock Based Payments” to record stock based transactions with officers, directors, and outside consultants. Accordingly, the fair value of stock options is charged to operations or resource property costs as appropriate, with an offsetting credit to contributed surplus. The fair value of stock options which vest immediately is recorded at the date of grant and the fair value of options which vest in the future is recognized on a straight-line basis over the vesting period. Any consideration received on exercise of stock options together with the related portion of contributed surplus is credited to share capital.

i)  Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s best estimates as additional information becomes available in the future.

j)  Loss Per Common Share

Loss per common share amounts are calculated using the weighted-average number of common shares issued and outstanding during the period. The Company uses the treasury stock method to determine the dilutive effect of share purchase options and share purchase warrants. This method assumes that any proceeds would be used to purchase common shares at the average market price during the period. In computing diluted loss per share, no shares were added to the weighted average number of common shares as the effect of potentially issuable common shares is anti-dilutive.

k)  Foreign Currency Translation

The financial statements of the 100% owned U.S. subsidiary have been translated using the temporal method whereby the assets and liabilities are translated at the period end exchange rate, capital assets at the historical exchange rate, and revenues and expenses at the average exchange rate for the period. Foreign exchange gains and losses resulting from these transactions are reflected in the consolidated statement of loss and deficit.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

(Unaudited)

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

I)  Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short term deposits having a maturity of less than one year.

3.  CAPITAL ASSETS

	Sep. 30, 2006 (unaudited)	June 30, 2006 (audited)

Computer Equipment	$33,918	$29,543
Field Equipment	2,681	-
Office Furniture & Equipment	22,258	22,258
Software	10,745	10,745
	69,602	62,546
Accumulated depreciation	39,173	31,800
	$30,429	$30,746

4.  MINERAL PROPERTY INTERESTS

The acquisition and exploration costs of the Company’s mineral property interests are as follows:

	September 30,
	2006	2005
Blue Mountain Geothermal Project - Nevada	$15,994,355	$4,364,736
Pumpernickel Valley Geothermal Project - Nevada	-	15,216
Black Warrior Peak Project - Nevada	96,786	75,974
Crump Geyser - Oregon	396,374	82,093
Other potential projects	5,318	-
	$16,492,833	$4,538,019

a)  Blue Mountain Geothermal Project, Nevada, U.S.A.

The Company holds a 100% leasehold interest on certain lands located in Humboldt County, Nevada. The leasehold interest entitles the Company to explore, develop and produce any geothermal resources located on the properties. The Company also has the option to purchase the freehold interest, consisting of five square miles (13km2) out of a total of the 17mi2 (44km2) of the leasehold interest. The property interests are subject to production royalties ranging from 1.5% to 3.5% on sales of electrical power, and 5% to 10% from sale proceeds of direct energy.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

(Unaudited)

4.  MINERAL PROPERTY INTERESTS (Continued)

The following costs have been incurred on the project:

	September 30,
	2006	2005
Acquisition
Property leases, permits and regulatory	$5,535	$4,683

Deferred exploration
Assaying and analysis	33,526	-
Geological and geophysical	231,761	58,624
Non-geological consulting	144,565	4,486
Drilling	5,069,368	-
Drilling advances	557,075	-
Feasibility study	-	60,075
Road Maintenance	338,901	-
Camp and field supplies	609,097	9,384
Reports and maps	657	-
Water rights	28,935	-

Costs incurred during the year	7,019,420	137,252

Balance, beginning of year	8,974,935	4,227,484

Balance, end of year	$15,994,355	$4,364,736

b)  Pumpernickel Geothermal Project, Nevada

On February 20, 2004, the Company entered into a geothermal lease agreement with Newmont USA Limited, covering five square miles of geothermal land located in north-central Nevada approximately 10 miles (16km) from Newmont’s Lone Tree Mine.

The Newmont lease grants the Company the exclusive right to drill for, produce, extract, take and remove all products of geothermal processes including steam and other gases, hot water, hot brines, bi-products and heat energy (collectively referred to as “substances”) along with surface and water rights, subject to Nevada law. The Company will pay rentals of $2/acre for the first two years and $3/acre thereafter, with all rental payments creditable to royalties due upon production. The Company will pay royalties from any geothermal production of:

•  3½% of gross proceeds from electrical power sales (less taxes and transmission costs),

•  5% of the gross proceeds of a sale of any substances in an arm’s length transaction

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

(Unaudited)

4.  MINERAL PROPERTY INTERESTS (Continued)

•  2% of the gross proceeds from the sale of or manufacture there from bi-products,

•  10% of net profits from the use of substances at a commercial facility other than an electric power generating facility (such as a vegetable drying/processing facility)

•  Substances or electrical power used by the Company for operations at an on-site electrical generating plant or other commercial facilities are not subject to royalties.

In October 2004, the Company announced that Sierra Geothermal Corp (formerly lnovision Solutions Inc.) (SGC) will finance up to $5-million (CDN) in exploration and development expenditures on the Pumpernickel Geothermal Project under an option agreement to earn a 50% joint-venture interest. In order to earn its interest, SGC must complete $5-million (CDN) in project expenditures, make $120,000 in cash payments and issue 600,000 shares to the Company over a five-year period. Option proceeds received during the year in excess of the exploration costs incurred to date have been recorded in the statements of loss and deficit.

In October 2004, the Company was awarded a US Department of Energy (DOE) cost sharing contract whereby the DOE funded 80% of an initial field evaluation program at the Pumpernickel Project. The Company/DOE joint program included an advanced technology, three-dimensional “E-SCAN” resistivity survey to map the deep geothermal resource waters and four temperature gradient drill holes from 300 to 488 metres to test the E-SCAN interpretation. The DOE cost share was US$592,272 of the total budget of US$740,340. SGC covered the Company’s cost share obligation of US$148,068 out of the first year work commitment. The Company managed the DOE sponsored work.

As at June 30, 2005, the total funds available under this cost-sharing contract had been utilized.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

(Unaudited)

4.  MINERAL PROPERTY INTERESTS (Continued)

b)  Pumpernickel Valley Geothermal Project, Nevada (Continued)

The following costs have been incurred on the project:

	September 30,
	2006	2005
Acquisition
Property leases, permits and regulatory	$-	$-

Deferred exploration
Assaying and analysis	-	386
Camp and field supplies	814	44,691
Drilling	-	282,895
Geological and geophysical	4,765	121,733
Non-geological consulting	3,467	-
Reports and maps	10	26,890
Road construction and maintenance	-	3,857
U.S. Department of Energy grant	-	(360,420)
Sierra Geothermal funding and option payments	(9,056)	(119,975)

Costs incurred during the period	-	57

Balance, beginning of period	-	15,159

Balance, end of period	$-	$15,216

c)  Black Warrior, Nevada, USA.

In fiscal 2005, the Company acquired 20 km2 (8 mi2) of private land and two sections of federal geothermal lease for a total land area of 26 km2 (10 mi2) south and east of Black Warrior Peak, Washoe County, Nevada. The leases are on private land and are subject to a 3.5% royalty on gross revenue from electricity sales, however, the Company can purchase the royalty for US$1 -million. Leases include surface and water rights.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

(Unaudited)

4.  MINERAL PROPERTY INTERESTS (Continued)

c)  Black Warrior Peak, Nevada, U.S.A. (Continued)

The following costs have been incurred on the project:

	September 30,
	2006	2005
Acquisition
Property leases, permits and regulatory	$11,362	12,563

Deferred exploration
Camp and field supplies	-	885
Geological and geophysical	202	2,517

Costs incurred during the period	11,564	15,965

Balance, beginning of period	85,222	60,009

Balance, end of period	$96,786	75,974

d)  Crump Geyser, Oregon, U.S.A.

On August 1, 2005, the Company leased 28km2 (11 mi2) of geothermal land located in south east Oregon. The leases are on private land and are subject to a 3.5% royalty of the gross revenues from the availability, sale or use of electricity.

The following costs have been incurred on the properties:

	September 30,
	2006	2005
Acquisition
Property leases, permits and regulatory	$17,127	$17,315

Deferred exploration
Assaying and analysis	-	-
Camp and field supplies	560	2,121
Geological and geophysical	15,166	41,551
Reports and maps	-	-
Costs transferred from potential properties	-	-

Costs incurred during the period	32,853	60,987

Balance, beginning of period	363,521	21,106

Balance, end of period	$396,374	$82,093

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

(Unaudited)

4.  MINERAL PROPERTY INTERESTS (Continued)

e)  Other potential properties

The Company currently has a few potential properties under review and has decided to capitalize the costs, until it is deemed the properties are no longer worth pursuing.

The following costs have been incurred on the properties:

	September 30,
	2006	2005
Deferred exploration
Assaying and analysis	$-	$-
Geological and geophysical	1,359	-
Camp and field supplies	-	-
Costs allocated to Crump Geyser Project	-	-

Costs incurred during the period	1,359	-

Balance, beginning of period	3,959	-

Balance, end of period	$5,318	$-

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

(Unaudited)

5.  SHARE CAPITAL

a)	Authorized:	100,000,000 common shares - no par value
25,000,000 first preferred shares - no par value
25,000,000 second preferred shares - no par value

b)  Common Shares Issued:

	SHARES	AMOUNT

Balance, June 30, 2005	29,403,074	$11,267,579

For cash
Options exercised	743,000	264,540
Private Placements, net of financing costs	19,666,667	15,137,241
Warrants exercised	3,389,430	1,755,015
Options exercised - stock option valuation	-	167,281

Balance, June 30, 2006	53,202,171	28,591,656

For cash
Options exercised	50,000	27,000
Options exercised - stock option valuation	-	21,015
Balance, September 30, 2006	53,252,171	$28,639,671

During the year ended June 30, 2006, the Company completed a private placement and issued 19,666,667 units at a price of $0.90 per unit for proceeds of $17,700,000 before issue costs of $2,562,759 including non-cash consideration of $1,256,055. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $1.40 per share for a two-year period.

As a finance fee, the Company granted the agents up to 1,573,333 units at a price of $0.90 per unit expiring April 28, 2008. Each unit consists of one share and one share purchase warrant, exercisable for a period of two years. The value of the agent’s units, aggregating $1,256,055 was calculated using the Black-Scholes option pricing model, with an interest rate of 4.16%, a dividend rate of 0%, a volatility of 70% and a two year term for both the common share portion and the warrant portion.

During the three month period ended September 30, 2006, 50,000 stock options were exercised at a price of $0.54 per share option for proceeds of $27,000.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

(Unaudited)

5.  SHARE CAPITAL (Continued)

c)  Share Purchase Options

As at September 30, 2006, the following share purchase options were outstanding:

EXERCISE PRICE	NUMBER OUTSTANDING AT SEP. 30 2006	REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE AT SEP. 30 2006

0.28	593,000	1.86	0.28	593,000
0.35	180,000	2.41	0.35	180,000
0.54	332,000	3.01	0.54	332,000
0.65	280,000	0.47	0.65	280,000
0.76	50,000	4.96	0.76	-
0.90	2,048,000	4.32	0.90	1,913,000
	3,483,000	3.38	0.71	3,298,000

A summary of the changes in share purchase options for the year ended June 30, 2006 and for the three month period ended September 30, 2006 is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE

Balance, June 30, 2005	2,278,000	$0.41

Granted	2,048,000	0.90
Exercised	(743,000)	0.36
Cancelled/expired	(100,000)	0.50

Balance, June 30, 2006	3,483,000	0.71

Granted	50,000	0.76
Exercised	(50,000)	0.54

Balance, September 30, 2006	3,483,000	$0.71

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

(Unaudited)

5.  SHARE CAPITAL (Continued)

c)  Share Purchase Options (Continued)

The Company has a share purchase option plan that provides for the issuance of options to its directors, officers, employees and consultants. The maximum number of outstanding options must be no more than 10% of the issued and outstanding shares at any point in time.  During the three month period ended September 30, 2006, the Company recorded $21,583 (2005 - $2,807) in stock based compensation for options granted during the period.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005

Risk free interest rate	3.80 - 4.43%	3.29%
Expected life (in years)	1 - 2	1
Expected volatility	70 - 75%	64%
Expected dividend yield	0%	0%
Weighted average of value of options granted	$0.32	$0.11

d)  Agents’ Units

As at September 30, 2006, the following agents’ units were outstanding:

Exercise Price	Number Outstanding at September 30, 2006	Remaining Contractual Life (years)	Number Exercisable at September 30 2006
$0.90	1,573,333	1.75	1,573,333

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

(Unaudited)

5.  SHARE CAPITAL (Continued)

e)  Share Purchase Warrants

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE

Balance, June 30, 2005	8,188,430	$0.77

Issued	19,666,667	1.40
Exercised	(3,389,430)	(0.52)

Balance, June 30, 2006	24,465,667	1.31

Issued	-	-
Exercised	-	-
Expired	(1,299,000)	(0.80)

Balance, September 30, 2006	23,166,667	$1.34

Share purchase warrants outstanding at September 30, 2006:

NUMBER OF SHARES	EXERCISE PRICE	EXPIRY DATE
3,500,000	1.00	March 22, 2007
13,000,000	1.40	April 21, 2008
6,666,667	1.40	April 28, 2008
23,166,667

f)  Escrow Shares

As at September 30, 2006, there are no shares held in escrow. The final release of 663,900 shares in escrow occurred on July 23, 2006.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

(Unaudited)

6.  CONTRIBUTED SURPLUS

	September 30,
	2006	2005

Balance, beginning of period	$2,375,310	$594,477

Compensation options granted	21,583	2,806
Stock options exercised	(21,015)	(111,312)

Balance, end of period	$2,375,878	$485,971

7.  FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments. The fair value of the financial instruments approximates their carrying value.

8.  RELATED PARTY TRANSACTIONS

In the normal course of business, the Company paid the following amounts to companies controlled by directors for services other than their capacity as directors:

	September 30,
	2006	2005

Fees for administrative and professional services	$60,462	$19,636
Fees for geological services	$236,187	$158,549
Amounts included in accounts payable	$190,395	$120,467

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

(Unaudited)

9.  COMMITMENTS

a)  On October 1, 2005 the Company entered into an agreement for the provision of management services. Compensation under the agreement is $5,000 per month for an initial term of six months and renewed semi-annually until rescinded. The services provided are charged at market rates,

b)  On October 1, 2005 the Company entered into an agreement for the provision of management and technical services. Compensation under the agreement is US$8,833 per month for an initial term of one year. The agreement may be renewed for further one year terms upon the mutual agreement of the parties. The services provided are charged at market rates.

c)  The Company has entered into operating leases for premises and geothermal resources. The minimum annual commitments in each of the next five fiscal years and thereafter (including work commitments) are as follows:

2007	$669,312
2008	783,051
2009	1,313,848
2010	1,408,157
2011	1,418,185
2012 and thereafter	4,493,250
$10,085,803

d)  On December 16, 2005, the Company entered into an agreement for the provision of investor relations services. Compensation under the agreement is $5,000 per month for an initial term of twelve months. The Company issued 50,000 options exercisable at $0.90 on signing and at three-month intervals thereafter with a maximum to be issued of 200,000 options. As of September 30, 2006, 200,000 options have been issued.

e)  On January 12, 2006, the Company entered into a contract for the provision of management and technical services from a company controlled by a director and an officer. Compensation under the agreement is $9,000 per month for an initial term of twelve months. The contract commenced December 1, 2005 and is to be renewed annually until rescinded. The services provided are charged at market rates.

f)  On January 12, 2006, the Company entered into a contract for the provision of technical and geological services from a company controlled by a director and an officer. Compensation under the agreement varies according to the services provided. The contract commenced January 1, 2006 and is to be renewed annually until rescinded. The services provided are charged at market rates.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

(Unaudited)

10.  SUBSEQUENT EVENTS

Subsequent to September 30, 2006:

a)  On October 19, 2006, the Company issued 50,000 common shares due to the exercise of stock options, proceeds were $27,000.

b)  On October 30, 2006, the Company issued 50,000 common shares due to the exercise of stock options, proceeds were $27,000.

11.  COMPARATIVE FIGURES

Certain of the prior period’s comparative figures have been reclassified to conform with the current presentation.

NEVADA GEOTHERMAL POWER INC. Management Discussion and Analysis For the Three Months Ended September 30, 2006	Form 51-102F1

EFFECTIVE DATE

This Management’s Discussion and Analysis (“MD&A”) is an overview of the activities of Nevada Geothermal Power Inc. (“the Company”) for the three months (First Quarter) ended September 30, 2006 and incorporates certain information from the prior three fiscal years. In order to better understand the MD&A, it should be read in conjunction with the Company’s unaudited consolidated financial statements and related notes for the three months ended September 30, 2006 and the Company’s most recent audited consolidated financial statements and related notes for the year ended June 30, 2006. These financial statements have been prepared by management in accordance with Canadian generally accepted accounting policies (“GAAP”). All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise. The effective date of this Management Discussion and Analysis is November 27, 2006. This MD&A contains statements that constitute “forward-looking statements and other cautionary notices (Refer to “Forward Locking Statements and Estimates” on page 9).

DESCRIPTION OF BUSINESS

The Company is evaluating and developing renewable geothermal energy projects in Nevada and Oregon where additional electrical generation capacity is needed to meet existing and future demands for power. The Company and/or its wholly owned subsidiary Nevada Geothermal Power Company (“NGPC”) hold leases on four projects: Blue Mountain, Pumpernickel and Black Warrior, all located in Nevada, and Crump Geyser located in Oregon. The Company is embarking on an evaluation and production plan to develop an initial 30 MW geothermal power plant at Blue Mountain.

OVERALL PERFORMANCE

The Company’s immediate strategy is the continued exploration, evaluation and subsequent development of its geothermal prospects at Blue Mountain. In this regard, the Company has made significant progress toward its stated goals. The Company’s focus during this quarter was drilling initial production sized wells and establishing the project infrastructure for development at Blue Mountain. Production Well 26A-14 was drilled and tested. Tests indicate a highly productive well capable of producing 9.6MW (gross). After completing Well 26A-14, the Company authorized the mobilization of drilling equipment to commence drilling of production Well 38-14. A water-use license was obtained, allowing for the construction of a water-cooled plant which increases overall efficiency. System interconnection studies were completed with the Utility and the power transmission route was determined.

MINERAL PROPERTY INTERESTS

As at September 30, 2006, the Company’s mineral property interests were comprised of the following:

1)  Blue Mountain Geothermal Property — Nevada

The property is located in Humboldt County, north central Nevada, about 32 km (22 miles) west of the town of Winnemucca. The project comprises geothermal leases covering 44 km2 (17 mi2) from the Bureau of Land Management (“BLM”), Burlington Northern Santa Fe (“BNSF”), and the

NEVADA GEOTHERMAL POWER INC. Management Discussion and Analysis For the Three Months Ended September 30, 2006	Form 51-102F1

1)  Blue Mountain Geothermal Property — Nevada (cont’d)

Nevada Land and Resource Company (“NLRC”).

Environmental Management Associates (“EMA”) of Brea, CA was retained to conduct an Environmental Assessment (“EA”) which was then accepted by the BLM. Permits were issued for planned drilling and road building.

The shallow thermal anomaly covers 10 km2 (4 mi2). Temperatures within the anomaly of up to 165°C (330°F) have been measured and temperatures of up to 230-240°C (450-454°F) are predicted based on chemistry of shallow geothermal samples obtained from DB-2.

In January 2006, a detailed gravity survey was completed by Quantech Geosciences of Reno, NV. This survey effectively mapped the topography of subsurface bedrock and buried faults.

Five drill pads were completed, and 20-inch diameter surface casings set and cemented at three sites. A production drilling rig with blow-out prevention equipment was used to complete Well 26A-14 to a total depth of 858m (2815 feet). 13 2/8 inch production casing was set at 593m (1946 ft). Production tests indicate the potential for the well to produce 9.6MW (gross) at the wellhead or greater than 7MW (net) of power. A flash plant would have a lesser station load to the grid (assuming a binary power plant). Temperatures measured 185°C (365°F), the highest temperatures recorded at Blue Mountain to date. GeotherrnEx, Inc. of Richmond, CA determined that data from flow-test results are indicative of a prolific well. Water and gas samples were sent to Thermochem Labs in Santa Rosa, CA for analysis.

At the second production well site, Well 38-14, drilling commenced for the 13 3/8 inch production casing on October 10, 2006. The well is expected to be completed mid-December 2006.

Desert Mountain Surveying surveyed four locations to support an application for a water license for 4 water wells on Section 1, which were granted in September 2006.

In the last quarter of the fiscal year 2005, the Company submitted a bid in response to a Request for Proposal by Sierra Pacific Power Company (“SPPCo”) and Nevada Power Company. A 20-year power contract with Nevada Power Company was successfully negotiated, effective August 2006.

Phase One of the Interconnection Feasibility Study was completed by SPPCo in April 2005. A second Interconnection System Impact Study allowed the Company to select a route for the transmission line. The selected right-of-way (“ROW”) is 32 km (20 miles) long and located on gently rolling undeveloped desert terrain. The BLM requires that a Plan of Utilization (“Plan”) be prepared and submitted concurrently with the ROW application.

The Company met with the Public Utility Commission of Nevada (“PUCN”) staff and legal counsel to initiate the processing of the Utility Environmental Protection Act (“UEPA”) permit. Pursuant to the Company’s submittal of the right-of-way application, the initial application to the PUCN is now due.

The Company met with the staff of Nevada Division of Environmental Protection (“NDEP”) regarding current operations and submittal of the Project Underground Injection Control (“UIC”) permit NDEP confirmed that the application for the UIC permit can begin while the Project production and injection systems are still in conceptual and development phases. The estimated process time is six months.

NEVADA GEOTHERMAL POWER INC. Management Discussion and Analysis For the Three Months Ended September 30, 2006	Form 51-102F1

2)  Pumpernickel Geothermal Project — Nevada

The Company has a geothermal lease agreement with Newmont USA Ltd., covering 13 km2 (5 mi2) of land located approximately 16 km (10 miles) from Newmont’s Lone Tree Mine. On April 26, 2006, the Company entered into an agreement with ORMAT Nevada, Inc. (“ORMAT”) whereby ORMAT would transfer BLM Lease #074855 (378 hectares [934 acres]) to the Company for a one time fee of $15,000 (U.S.) and a commitment to use ORMAT equipment at market rates for the Pumpernickel project. The lease is encumbered by an overriding royalty interest with Ehni Enterprises Inc. The Company was also granted two outstanding BLM leases, adding another 4 sections of federal land, bringing the total leasehold to 27 km2 (10.35 mi2).

WDC Exploration & Wells of Elko, NV drilled 4 thermal gradient (“TG”) holes in September 2005. Temperatures ranged from 34°C (94°F) to 47°C (116°F) at 300m (1000 ft). PVTG-3 measured 81°C (178°F) at 488m (1600 ft). PVTG-1, 2 and 4 were lined with 2-inch steel pipe and filled with water, while PVTG-3 was lined with 4 1/2 inch steel casing cemented back to the surface. Water samples obtained from the drilling were sent to Thermochem Labs for analysis, with results supporting previously obtained temperatures.

Sierra Geothermal Power Inc. (“SGPI”), formerly Inovision Solutions Inc., which has an option to earn a 50% joint-venture interest, financed the Company’s 20% cost share obligation of $148,000 (U.S). The Department of Energy (“DOE”) funded the remaining 80% of the costs. SGPI will complete $5 million of project expenditures over a 5 year period. Future drill plans include 4 thermal gradient holes, 2 observation/slim wells, and up to 2 production wells. If the Company undertakes exploration on federal land, the permitting process is expected to take approximately 6 months. A detailed gravity survey was completed by Quantech Geosciences of Reno, NV, which will aid in planning the depth and location of future observation wells and production-size test wells.

3)  Black Warrior Project - Nevada

The Company continued with field investigations at the Black Warrior project, located in Washoe and Churchill Counties, NV. The Company has a total of 26 km2 (10 mi2) of private land and federal lands including water and surface rights. The private leases are subject to a 3.5% royalty on gross revenue from electricity sales, although the Company can purchase the royalty for $1 million (U.S.).

4)  Crump Geyser Project — Oregon

The Crump Geyser project is located in Lake County, OR, 48 km (30 mi) east of Lakeview, OR. In August 2005, the Company acquired leases at Crump Geyser totaling 2916 hectares (7205 acres) of private land. The property is easily accessible by a paved highway which runs through the property.

At Crump Geyser, a 512m (1680 ft) well drilled by Magma Power Company in 1959 spontaneously erupted a few days after it was abandoned. The well flowed boiling water into the air continuously for six months before reverting to regular eruptions. Although the geyser is currently plugged, boiling water still rumbles at depth and bubbles to the surface.

A comprehensive 3 point Schiumberger resistivity survey was requisitioned in January 2006.  Results show a strong anomaly (high conductive area) that appears to be approximately 6 km2 (2 mi2). A detailed gravity survey planned for the spring of 2006 to confirm results was

NEVADA GEOTHERMAL POWER INC. Management Discussion and Analysis For the Three Months Ended September 30, 2006	Form 51-102F1

4)  Crump Geyser Project — Oregon (cont’d)

Postponed due to extensive flooding.

GeotherrnEx Inc. was retained to write a report based on the results to date at Crump Geyser, outlining a 20 year lifecycle for a 40MW (90% probability) geothermal resource, a most likely (model) of 60MW, and a deep reservoir temperature of 150°C ± 10°C (300°F ± 15°F). A geochemist with Thermochem Labs was retained to evaluate the geothermometry and subsequently confirmed deep reservoir temperature.

A preliminary wildlife review was undertaken by Northwest Wildlife Consultants of Pendleton, OR in late 2005. No species were present that would prohibit development.

FINANCIAL SUMMARY

For the three months ended September 30. 2006, the Company incurred a loss of $237,000 or $0.01 per share. This compares to a loss for the three months ended September 30. 2005 of $124,000 or $0.004 per share. The main reason for this increased loss is that the Company has increased its Operating expenses in order to support the exploration and development program at the Blue Mountain project. However the increased Operating expenses are partially offset by the interest income earned on the temporary cash surpluses that resulted from the financing achieved in the last quarter of the 2006 fiscal year.

With respect to the Operating Expenses, Administrative expenses have increased with the hiring of the first employees of the Company. Consulting fees have risen for the following reasons: 1. As noted in previous MD&A’s, the Company has now hired a Chartered Accountant to perform the role of Chief Financial Officer; 2. The Company engaged individuals to assist with financings; and 3. The Company is now paying market rates for Director’s fees. In this quarter, conventions and publishing costs rose as the Company utilized more media space and trade shows in order to provide interested parties and investors with relevant information. The foreign exchange loss is the result of the Canadian dollar slightly weakening against its U.S. counterpart. The Company continued to realize gains from its orderly divestiture of one marketable security. These securities are non core assets and the intention is to monetize these holdings over the short to medium term. During the quarter the Company utilized comparatively more time from an investor relations consultant thereby increasing Investor relations expenses. Insurance costs rose as the result of securing the needed additional insurance primarily for the Blue Mountain drilling program. Office expenses and rent and telephone expenses increased in this quarter partially as a result of the Company no longer sharing space at the Vancouver premises and thus not receiving cost reimbursements from a third party and partially in support of the ongoing drilling program in Nevada. Non cash stock-based compensation, granted to consultants, increased by $19,000 in a period to period comparison as a portion of their previously granted share purchase options became vested during the quarter. Travel and business development costs increased principally as the result of a Blue Mountain Project site tour provided for analysts. During the first quarter of 2005 the Company realized an increase in value of certain marketable securities. As explained in the last quarter’s MD&A, this accounting policy has been changed. The Company now only recognizes write downs of marketable securities to the lower of cost or market. Finally, interest income increased significantly in the first quarter of fiscal year 2007 as the Company continued to invest its temporary cash surpluses in short term investments.

NEVADA GEOTHERMAL POWER INC. Management Discussion and Analysis For the Three Months Ended September 30, 2006	Form 51-102F1

SELECTED ANNUAL INFORMATION

The following selected financial information was obtained from the audited consolidated annual financial statements of the Company for fiscal years ended June 30, 2006, 2005 and 2004. These financial statements were audited by Morgan and Company, Chartered Accountants. The effect of applying the treasury stock method to the Company’s loss per share calculation is anti- dilutive. Therefore basic and diluted losses per share are equal for the years presented.

For the year ended June 30	2006	2005	2004
a) Total Revenues	Nil	Nil	Nil

b) (Loss) before discontinued operations and extraordinary items	$(1,605,000)	(1,308,000)	(793,000)

c) Basic and diluted loss per share	$(0.04)	(0.05	(0.05)

d) Net (loss) for the year	$(1,605,000)	(1,308,000)	(793,000)

e) Basic and diluted loss per share	$(0.04)	(0.05)	(0.05)

f) Total assets	$25,825,000	6,637,000	4,004,000

g) Total long-term financial liabilities	Nil	Nil	Nil

h) Cash dividends per share for each class of share	Nil	Nil	Nil

The increasing losses and increasing net losses reflect increased overhead expenses associated with the Company’s escalating exploration activities since 2003. Similarly, the increases in total assets, on a year to year comparison, result from a combination of the capitalization of exploration costs and the increasing cash position that has resulted from the financing activities. On a comparative basis, the Company has increased the relative level of these activities as a direct function of the successful results of its exploration program. During the 2006 fiscal year the company raised $17.7 million primarily to fund the continued exploration and the development of the Blue Mountain Geothermal Project in Nevada, U.S.A. Consequently total assets increased significantly when compared to prior year totals.

NEVADA GEOTHERMAL POWER INC. Management Discussion and Analysis For the Three Months Ended September 30, 2006	Form 51-102F1

SUMMARY OF QUARTERLY RESULTS

	Period	Revenues	Loss	Loss (income)
			(income)	Per share

				(Basic and fully
				diluted)
		(Unaudited)	(Unaudited)	(Unaudited)
1st	Quarter 2007	Nil	$237,000	$0.01
4th	Quarter 2006	Nil	$(26,000)	$(0.01)
3rd	Quarter 2006	Nil	$1,235,000	$0.04
2nd	Quarter 2006	Nil	$272,000	$0.01
1st	Quarter 2006	Nil	$124,000	$0.004
4th	Quarter 2005	Nil	$607,000	$0.02
3rd	Quarter 2005	Nil	$345,000	$0.01
2nd	Quarter 2005	Nil	$188,000	$0.01

The loss for the disclosed periods is caused by the amount of Operating Expenses incurred in each Quarter. The amount of the Company’s Operating Expenses is directly related to the level of financial resources available and the exploration programs that are undertaken. The magnitude of these expenses is a direct function of general financial market conditions as well as recent exploration prospects and achievements. Up to this stage in its development, the Company has not acquired property or conducted exploration work on a medium to long term predetermined basis. Consequently, relative levels of expenditures may not be predictable and observable trends may not be meaningful.

Aside from four anomalous fiscal quarters, the current trend is generally for increasing losses as the Company grows and focuses on the exploration and development of its most advanced geothermal project at Blue Mountain. The increased loss in the third quarter of 2005 was caused primarily by increased spending on an investor communications program. The increased loss in the fourth quarter of 2005 was caused both by the carryover of the investor communications program and the expensing of non cash stock-based compensation of $250,000 in accordance with Canadian GAAP. The increased loss in the third quarter of 2006 was caused by a significant program involving the publication of the Company’s information and by non cash stock-based compensation expenses. The income (unaudited) in the final quarter of 2006 was the result of three factors: a) the Company earned approximately $173,000 in interest income; b) the Company realized a foreign exchange gain of approximately $148,000; and c) the Company realized gains on marketable securities aggregating $43,000. The loss for the current quarter approximates the “normalized” losses of previous quarters and management anticipates that the Company will incur losses for the next three quarters of fiscal year 2007 of the same approximate “normalized” historical magnitude as incurred in the previous quarters.

TRANSACTIONS WITH RELATED PARTIES

During the quarter ended September 30, 2006, the Company incurred costs of $37,157 (2005 - $16,527) for the provision of administrative and professional services from a company owned by a director and officer. The Company’s Nominating and Compensation committee has reviewed and approved a contract covering these transactions. The amount paid was determined to be at approximately current market rates and was in accordance with a formal contract. Refer to Note 8 of the financial statements.

During the quarter ended September 30, 2006, the Company incurred costs of $236,187 (2005 -

NEVADA GEOTHERMAL POWER INC. Management Discussion and Analysis For the Three Months Ended September 30, 2006	Form 51-102F1

$158,549) for the provision of technical and geological services from a company owned by a director and officer. The Company’s Nominating and Compensation committee has reviewed and accepted a contract covering these transactions. The amounts paid were determined to be at approximately current market rates and were in accordance with a formal contract. Refer to Note 8 of the financial statements.

During the quarter ended September 30, 2006 , the Company incurred costs of $23,305 (2005 - $3,109) for the provision of consulting fees from two Directors. The amounts paid were in accordance with one formal contract and one verbal contract and were at approximately current market rates.

Included in the accounts payable and advances at the period end are amounts due to related parties of $190,395 (2005 -$120,467). These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

OFF-BALANCE SHEET ARRANGEMENTS

As at September 30, 2006 and up to the effective date of this MD&A, the Company had no off balance sheet arrangements nor was it planning any off balance sheet arrangements.

ACTUAL AND PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates geothermal properties for potential acquisitions or disposals which, in some instances, result in proposals being made to the Board. During the quarter and up to the date of this MD&A, no transactions occurred.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

During the first quarter ended September 30, 2006 and subsequent up to the date of this report, the Company has not instituted any changes in its accounting policies.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these instruments approximates their carrying value due to their short-term maturity of less than one year. The fair value of amounts due to related parties is not determinable as the amounts do not have any repayment terms.

Cash equivalents include money market based investments and term deposits where maturity is less than ninety days or that may be liquidated at the Company’s option without significant penalty. The amounts invested are in excess of amounts protected by a Federal Government deposit insurance program. However, it is management’s opinion that the company is not exposed to significant credit, interest rate or currency fluctuation risks.

OUTSTANDING SHARE DATA

The Company has authorized 100,000,000 common shares, without par value, 25,000,000 first preferred shares, without par value, and 25,000,000 second preferred shares without par value. Refer to Note 5 of the financial statements. As at September 30, 2006, the Company had 53,252,171 common shares issued and outstanding. There are no other classes of shares issued and outstanding. As of the date of this report, the Company had 53,352,171 common

NEVADA GEOTHERMAL POWER INC. Management Discussion and Analysis For the Three Months Ended September 30, 2006	Form 51-102F1

shares outstanding. As at September 30, 2006, the Company had 3.483,000 share purchase options outstanding at various exercise prices and expiring on various future dates. As of the date of this report the Company had 3,308,000 stock purchase options outstanding at various exercise prices and future dates. As at September 30, 2006, the Company had 23,166,667 share purchase warrants outstanding at various exercise prices and expiring at various future dates. As at September 30, 2006, the Company had 1,573,333 agents’ units outstanding and exercisable at a price of $0.90 per unit expiring April 28, 2008. Each unit consists of one share and one share purchase warrant. As of the date of this report the Company had 23,166,667 share purchase warrants outstanding at various exercise prices and future dates. At the effective date of this MD&A, if all of these options and warrants were exercised, a total of 81,400,171 common shares would be issued and outstanding.

INVESTOR RELATIONS

On December 16, 2005 the Company engaged Pro-Edge Consultants Inc. (“Pro-Edge”) a Toronto-based Investor Relations (“IR”) firm that represents public companies in the resource sector. The Company is paying Pro-Edge a monthly retainer fee of $5,000 per month during the initial 12 month term. The Company issued 50,000 share purchase options exercisable at $0.90 per share on signing and at three -month intervals thereafter, with a maximum of 200,000 options to be issued under this contract. All additional options are exercisable at the market price of the shares at the time of issuance and are subject to the quarterly vesting provisions required by the TSX Venture Exchange. As at September 30, 2006 all 200,000 options have been issued. The Company also retains Ms. Shelley Kirk for investor relations services on an hourly contract basis.

CAPITAL RESOURCES AND LIQUIDITY

The Company does not have operations that generate positive cash flow. At September 30, 2006, the Company had $ 8,498,000 in cash and equivalents on hand. At September 30, 2006, the Company had working capital of $ 7,115,000. The cash and equivalents on hand will be used to advance, primarily, the Blue Mountain Geothermal Project and to fund general office and administrative costs. Historically the Company has been able to complete all of its exploration activities and to meet its financial commitments. Further, management is of the opinion that the Company has adequate financial resources to fund its ongoing level of corporate activities and its required resource property commitments for the 2007 fiscal year. Refer to Note 9 of the financial statements. However in the short term the Company will require additional financing to complete the exploration and development of the Blue Mountain project. To date, the Company’s activities have been funded primarily by the proceeds from private placements of the Company’s securities, the exercise of incentive share purchase options and of share purchase warrants, US Department of Energy funding on certain properties and earn-in interests on certain properties. While it has been successful in the past, there is no assurance that the Company will be successful in obtaining future sources of funding.

RISKS AND UNCERTAINTIES

By its very nature, geothermal exploration and development involves a high degree of risk. The Company competes with other geothermal enterprises, some of which have greater financial resources, for the resources to explore and to develop its geothermal concessions. These resources include qualified personnel, qualified consultants and equipment.

The Company is at risk to changes in general economic conditions and financial markets,

NEVADA GEOTHERMAL POWER INC. Management Discussion and Analysis For the Three Months Ended September 30, 2006	Form 51-102F1

changes in the price of oil, gas and electricity, changes to current favorable tax incentive treatments with respect to production tax credits, changes in technological, and operational hazards in the Company’s exploration and development activities, uncertainties inherent in the resource development, the timing and availability of financing, governmental and other approvals, and other risk factors listed from time to time by the Company. These factors may impact upon the Company’s ability to finance its programs and to carry out operations.

Geothermal exploration and development involves a high degree of risk and considerable expenditures are required to substantiate the commercial viability of a geothermal field and then to develop it into profitable production.

The Company’s geothermal properties are all located in the United States. As a result, the Company is subject to currency fluctuations. The geothermal exploration activities expose the Company to potential environmental liabilities relating to the development of the geothermal concessions in accordance with United States laws and regulations.

There is no guarantee that title to the properties in which the Company has a recorded interest will not be challenged. However, management is not aware of any impediment to its ownership of these properties. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MDA, actual events may differ materially from current expectations.

FORWARD LOOKING STATEMENTS AND ESTIMATES

Certain statements made herein, other than those statements of historical fact, may constitute “Forward-Looking Statements”. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, investigation and acquisition of new projects. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward looking statements are based on the beliefs, opinions and estimates of management at the date the statements are made, current expectations at that date and these by their inherent nature entail various risks, uncertainties and other unknown factors. Consequently, there can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Some important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” contained immediately before this section. Therefore the reader is cautioned not to place undue reliance on forward-looking statements. Further, the Company disclaims any obligation or intention to update or to revise any forward-looking statement, whether as a result of new information, of future events, or otherwise except as may be required under applicable securities legislation.

This MD&A contains estimates of geothermal resources. By its very nature, the estimation of resources is uncertain and involves subjective judgments about many factors. The accuracy of any such estimates is a function of the quality and quantity of available data, of the assumptions made and of the judgments used in the engineering and of the geological and of the geophysical interpretations, which may ultimately prove to be unreliable. There can be no assurance that these estimates will be accurate or that such geothermal resources can successfully and economically be exploited.

NEVADA GEOTHERMAL POWER INC. Management Discussion and Analysis For the Three Months Ended September 30, 2006	Form 51-102F1

CORPORATE DISCLOSURE PRACTICES, POLICIES AND CONTROLS

The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors has the responsibility to understand the principal risks of the business of the Company and to confirm that there are systems in place that effectively monitor and manage those risks with a view to the long-term viability of the Company. Committees of the Board presently consist of an Audit Committee, a Compensation and Nominating Committee, and a Governance Committee. The Audit Committee consists of four directors. The role of the Audit Committee is to review and to approve the Company’s financial statements and the financial disclosure that is publicly disseminated, to review the systems of internal controls, and to monitor the performance and the independence of the Company’s external auditors. The Compensation and Nominating Committee consists of the Company’s President and Chairman and two other directors. The role of the Compensation and Nominating Committee is to recommend levels of executive compensation and to identify and to recommend to the Board the new director nominees at each annual meeting of the shareholders. The Governance Committee consists of three directors. The role of the Governance Committee is to establish and to monitor the governance practices and procedures of the board of directors, and to monitor the effectiveness of the Board of Directors and of the Board Committees.

During the 2006 fiscal year, the board of directors implemented the following policies: 1. Code of Business Conduct and Ethics. This policy reaffirms the Company’s high standards of conduct; 2. Code of Employee Conduct. This policy reaffirms the Company’s high expectations of its Members; 3. Communications and Corporate Disclosure Policy. The objective of this policy is to ensure that communications to the investing public about the Company is timely, complete, factual and accurate and broadly disseminated in accordance with all legal and regulatory requirements; 4. Privacy Policy. The purpose of this policy is to balance the privacy rights of individuals and the information requirements of private organizations; and 5. Whistle Blower Policy. The purpose of this policy is to provide the Company’s employees and consultants with a mechanism by which they can raise any concerns free of any discrimination, retaliation or harassment. Copies of these policies are available from the Company.

The Company continually evaluates, under the supervision of the President and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based upon this evaluation, the President and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that the information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including the Company’s President and Chief Financial Officer, to allow timely decisions regarding required disclosures. However, during the second quarter of 2007 the Company will formally commence the process of reviewing and documenting its internal controls in these areas. It is expected that this review and documenting process will likely result in changes to strengthen and improve the existing systems.

NEVADA GEOTHERMAL POWER INC. Management Discussion and Analysis For the Three Months Ended September 30, 2006	Form 51-102F1

OTHER INFORMATION

The Company’s web site address is www.nevadapeothermal.com. A copy of this management’s discussion and analyses, the 2006 audited financial statements, previously published management’s discussion and analysis, previously published financial statements, and other information, is available on the Company’s web site or on the SEDAR website at www.sedar.com. The Company is listed on the TSX Venture Exchange with the trading symbol “NGP”.

APPROVAL

The Audit Committee of the Company has approved the disclosure contained in this annual MD&A.

DISCLAIMER

The information contained within this discussion, by its very nature, is not a thorough summary of all matters and developments concerning Nevada Geothermal Power Inc. This information should be considered with all of the disclosure documents of the company. The information contained herein is not a substitute for a detailed investigation or an analysis of any issue related to the Company. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented. Further, certain data included in this document may be historical in nature. Consequently, it may not have been verified by the Company’s technical staff and therefore it should not be relied upon.

Nevada Geothermal Power Submits New Power Bid to Sierra Pacific/Nevada Power for Phase II 24 MW Plant at Blue Mountain

VANCOUVER, B.C. (November 6, 2006) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) (“the Company”) announced today that Nevada Geothermal Power Company (“NGPC”, a  wholly owned subsidiary of NGP) submitted a power bid for a Phase II 24 MW (net) (+/- 25%), geothermal plant at Blue Mountain to Sierra Pacific and Nevada Power in response to a Request for Proposal issued on September 5, 2006.

NGPC was awarded a Power Purchase Agreement (PPA) to provide up to 35 MW (gross), 30 MW (net) of geothermal power from the Company’s 100% owned Blue Mountain Geothermal Project form Nevada Power Company on August 18, 2006; which is currently filed with the Public Utilities Commission of Nevada for approval.

“The Company is currently drilling the production wells for the Faulkner 1 power plant.   The first well completed (26A-14) indicates that the Blue Mountain field is a major new discovery in Nevada.” stated Brian D. Fairbank, President & CEO.  “Based on the results from 26A-14, the large extent of shallow thermal anomaly, and brine chemistry that indicates yet higher temperatures associated with this geothermal field, we believe that the build-out potential for Blue Mountain is at least 60 MW.”

Blue Mountain is located 30 km (20 miles) west of the town of Winnemucca, Nevada.  The Blue Mountain Geothermal Project leases are ideally situated for development; the project area is 20 miles over relatively flat, underdeveloped lands from a connection point located on Sierra Pacific’s 120kV-transmission line north of Mill City, Nevada.

About Nevada Geothermal Power Inc.

Nevada Geothermal Power Inc. is a renewable energy company exploring and developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in the Blue Mountain, Pumpernickel, Black Warrior projects in Nevada and the Crump Geyser Project in southern Oregon.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-688-1553 X118

Toll Free: 866-688-0808 X118

Email: sfkirk@nevadageothermal.com

Tracy Weslosky or Fred Cowans

Managing Partners
Pro-Edge Consultants Inc.

Telephone: (416) 581-0177
Toll Free: (866) 544-9622 or
info@pro-edge.com

www.pro-edge.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.